

Mail Stop 7010

September 27, 2007

Mr. James M. Zemlyak
Stifel Financial Corp.
501 N. Broadway
St. Louis, Missouri 63102-2188

RE: Stifel Financial Corp.   File #1-9305
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007

Dear Mr. Zemlyak:

　　　　We have reviewed the financial statements and related disclosures in your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 21

1.   In order to increase transparency and allow readers to better understand your historical results, please provide in future filings (including forms 10-Q) additional clarification regarding your operating results. In this regard, we note that, for the three years ended December 31, 2006, you have experienced increasing revenues but a decline in net income. While we understand that this is due in part to your acquisition related compensation, it appears that there may be other material factors that contribute to this trend which could be quantified or discussed. For example, we note your disclosure in your risk factors on page 11 that you have experienced significant pricing pressure in areas of your business that impair your revenue and profitability. However, there does not appear to be disclosure in MD&A that clearly and completely explains to readers the

extent to which this factor has impacted your operating results on a consolidated and on a segment basis. Also, the risk factors on pages 9 and 10 discuss the potential impact of business integration costs, however there does not appear to be disclosure in MD&A that clearly informs readers whether expected merger benefits and synergies have been fully realized. Further, it is not clear whether the company's material acquisitions have had, or are expected to have, a material impact on operating margins. If any of these factors have had an immaterial impact on historical operating margins, then that fact should be clearly disclosed. See Section 501.12.b.3 of the Financial Reporting Codification.

Core Earnings, page 25

2.   We note that you present non-GAAP financial measures here and on page 23. Please clarify for us how this measure can be used by investors to appropriately evaluate the performance of your business. In addition, please tell us how you determined it was appropriate to exclude the acquisition-related charges but to include the revenue and other expenses related to your acquisitions. Further, please clarify for us how the presentation of core earnings and core earnings EPS data is useful to investors given your inclusion of the non-recurring NYSE gain. See Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 31

3.   We note the risk factor on page 13 concerning liquidity risks. In future filings (including forms 10-Q), please identify in MD&A the key indicators of financial condition that management uses in assessing liquidity. The discussion should enable a reader to understand whether management has observed an increase or decrease in the company's liquidity position and the basis for that conclusion. Absent such clarification, a reader may not understand the relevance of the recurring negative operating cash flows reported on your Statements of Cash Flows. Please see Sections 501.12.b.1 and 501.13 of the Financial Reporting Codification.

4.   The liquidity risk factor on page 13 references restrictions on the ability of the parent to receive distributions from its subsidiaries. In future filings, please revise MD&A to clarify the significance of these restrictions. Also, please explain to us how you assessed the applicability of the Schedule I disclosures outlined in Article 5-04 of Regulation S-X.

Legal Reserves, page 33

5.   We note the disclosures here and on pages 12 and 57 regarding legal costs. In future filings (including forms 10-Q), please disclose whether such costs have materially impacted operating results in any of the periods presented. Absent such disclosure, there is a concern that investors cannot fully assess the materiality of this risk and whether management's related critical accounting estimates have been accurate in the past. See Section 501.14 of the Financial Reporting Codification.

Reserve for Doubtful Receivables, page 34

6.   In future filings (including forms 10-Q), please quantify the portion of the asset balance that is receivable from former employees. Absent such clarification, an investor cannot assess the extent to which the reserve covers the amounts due from former employees. We also note the significant increase in the Balance Sheet account through 6/30/07 and the material difference in recoverability risk between amounts due from current and from former employees.

Consolidated Statement of Cash Flows, page 44

7.   Please tell us how you determined it was appropriate to record changes in your drafts payable account as an operating activity. Please include an analysis of paragraphs 18-20 of SFAS 95.

8.   Please tell us how you determined that classification of "securities sold, not yet purchased" as an operating activity is consistent with the apparent financing nature of such transactions. Please include an analysis of paragraphs 18-20 of SFAS 95.

9.   In future filings, please revise the "investments" accounting policy disclosure to clearly explain why all such transactions are classified as investing activities instead of as operating activities. The basis for the difference in presentation, compared to "securities owned", may not be clear to readers given the substantial turnover in the "investments" portfolio.

10. In future filings (including forms 10-Q), please delete the subtotal line ($66,123 in 2006) in the operating activities section. See SFAS 95 and Item 10(e) of Regulation S-K.

Note A. Summary of Significant Accounting and Reporting Policies, page 46

11. Please provide us, and include in future filings, a comprehensive description of your revenue recognition policy in accordance with SAB Topic 13B. In this regard, please separately discuss your policies related to your commissions, principal transactions, investment banking and asset management and service fee revenue streams including the time period over which revenue is recognized and what specific accounting literature you considered in formulating your accounting policy. Please also address the following:

- Tell us if you perform services in which you earn revenues only upon the successful completion of a transaction and, if so, please also tell us how you account for the corresponding deferred expenses and if there have been any significant deferred expenses recognized for incomplete transactions.
- To the extent that you recognize revenue from fees pursuant to a contractual arrangement, tell us when payment becomes due under these arrangements and how this impacts the timing of your revenue recognition.

- Tell us if you are recognizing any incentive income that is subject to contingent repayments and, if so, please tell us how you are accounting for these contingencies and disclose the amount of incentive income that is subject to repayment.
- Tell us how you are accounting for the value of any proprietary research reports that are provided to clients at no charge.
- Tell us how you account for discounts on your commissions.

12.   In future filings (including forms 10-Q), please clearly disclose here or in MD&A whether there are any material concentrations in the company's securities, investments, loan, or receivable portfolios. See the guidance in paragraphs 15A and 15B of SFAS 107.

Note T- Impact of NYSE/Archipelago Merger, page 62

13. Please tell us specifically how you calculated the net gain on your sale of 51,900 shares of NYSE Group common stock and how the amount was impacted by a valuation adjustment for the transfer restrictions on the shares received.

Item 9A. Controls and Procedures, page 65

14. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in your periodic filings. This statement does not conform to the definition of disclosure controls and procedures, which is outlined in Exchange Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information you are required to disclosure in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required and were effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. This comment is also applicable to your quarterly filings.

Form 10-Q for the period ended June 30, 2007
Note G. Bank Loans, page 19

15. Given that your bank loans balance is material to your equity, please tell us, and clarify in future filings, the extent to which you have any material investments in subprime mortgages.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Al Pavot, Staff Accountant, at (202) 551-3738 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
 Accounting Branch Chief